SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.’s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: November 30, 2009

Press Release

OTI Reports Nine Months 2009 Financial Results
•           Revenues of $26.3 million
•           Gross margin increased to 44%

Iselin, NJ – November 30, 2009 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the nine months ended September 30, 2009. Following are various financial measures that compare the first nine months of 2009 to the first nine months of 2008.

•	Total revenues were $26.3 million, a 16% decrease from last year.

•	Gross margin increased to 44% vs. 39% last year.

•	Non-GAAP operating expenses were $21.1 million, a 6% decrease compared to $22.5 million last year. GAAP operating expenses were $24.7 million, a 13% decrease compared to $28.6 million last year.

•	Non-GAAP operating loss was $9.6 million, a 7% decrease compared to $10.4 million last year. GAAP operating loss was $13.3 million, a 20% decrease compared to $16.5 million last year.

•	Non-GAAP net loss was $10.4 million, a 7% decrease compared to $11.2 million last year. GAAP net loss was $14.1 million, a 19% decrease compared to $17.4 million last year.

•	Cash and cash equivalents were $18.4 million.

Oded Bashan, Chairman and Chief Executive Officer of OTI, said: “the first nine months results demonstrate OTI’s strategy which focuses on improving margins, reduction in operating expenses, specifically in R&D and G&A, and continuous focus on marketing efforts -- all resulting in further decrease of the operating and net loss.”

Mr. Bashan continued: “The recent sale of the assets of MCT is in line with our focus to offer end-to-end solutions which ultimately yield high margin product sale and recurring revenues. The sale will reduce OTI’s operating expenses and improve our cash flow position.”

“In the last weeks some of the achievements and the efforts that the company is putting in order to bring OTI to an operating breakeven have become evident” said Mr. Bashan. “We expect Q4 2009 to be cash flow positive. We are building a strong and solid pipeline of projects. We are introducing new products in existing markets that will contribute to OTI’s growth and profitability and we took measures that we expect will reduce significantly our operating expenses level. All with a view of bringing OTI to profitability in 2010.”

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for November 30, 2009, at 9:30 AM ET to discuss operating results and future outlook. To participate, call:

1-866-860-9642 (U.S. toll free), 1-800-270-345 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight December 7th, by calling U.S.: 1-888-326-9310 on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and EITF 96-18, and amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP are provided later in this press release.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com

# # #
(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. For example, when we say that the first nine months results demonstrate OTI’s strategy which focuses on improving margins, reduction in operating expenses, specifically in R&D and G&A, and continuous focus on marketing efforts - all resulting in further decrease of the operating and net loss, or when we say that the recent sale of the assets of MCT is in line with our focus to offer end-to-end solutions which ultimately yield high margin product sale and recurring revenues, or when we say that the sale will reduce OTI’s operating expenses and improve our cash flow position, or when we say that in the last weeks some of the achievements and the efforts that the company is putting in order to bring OTI to an operating breakeven has become evident, or when we say that we believe that we are on the right track to bring OTI to profitability next year and that  we expect Q4 2009 to be cash flow positive, or when we say that we are building a strong and solid pipeline of projects and that we are introducing new products in existing markets that will contribute to OTI’s growth and profitability and that we continue to monitor and control our operating expenses level, all with a view of bringing OTI to profitability in 2010, we are using forward looking statements. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards ,market acceptance of new and existing products and our ability to execute production on orders, as well as the other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$24,421	$29,265	$8,734	$10,317
Licensing and transaction fees	1,874	1,884	674	546

Total revenues	26,295	31,149	9,408	10,863

Cost of revenues
Cost of sales	14,846	19,093	5,649	6,052

Total cost of revenues	14,846	19,093	5,649	6,052

Gross profit	11,449	12,056	3,759	4,811

Operating expenses
Research and development	6,699	8,909	2,146	3,008
Selling and marketing	8,930	8,086	2,748	2,911
General and administrative	8,351	10,559	3,349	3,210
Amortization of intangible assets	766	1,025	251	367

Total operating expenses	24,746	28,579	8,494	9,496

Operating loss	(13,297)	(16,523)	(4,735)	(4,685)
Financial expense, net	(763)	(667)	(385)	(101)

Loss before taxes on income	(14,060)	(17,190)	(5,120)	(4,786)

Taxes on income	(35)	177	(77)	55
Equity in loss of affiliate	-	(342)	-	(92)

Net loss	(14,095)	(17,355)	(5,197)	(4,823)
Net loss (income) attributable to noncontrolling interest	133	-	(8)	-
Net loss attributable to shareholders	(13,962)	(17,355)	(5,205)	(4,823)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.63)	$(0.86)	$(0.23)	$(0.23)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	22,331,068	20,091,808	22,939,063	20,857,776

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNADITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Nine months ended September 30, 2009 Adjustments		Non-GAAP

Revenues
Sales	$24,421	-		$24,421
Licensing and transaction fees	1,874	-		1,874
Total revenues	26,295			26,295

Cost of Revenues
Cost of sales	14,846	(39	) (a)	14,807
Total cost of revenues	14,846	(39)		14,807

Gross profit	11,449	39		11,488

Operating Expenses
Research and development	6,699	(1,570	) (a)	5,129
Selling and marketing	8,930	(546	) (a)	8,384
General and administrative	8,351	(731	) (a)	7,620
Amortization of intangible assets	766	(766	) (b)	-
Total operating expenses	24,746	(3,613)		21,133

Operating loss	(13,297)	3,652		(9,645)
Financial expenses, net	(763)	-		(763)
Loss before taxes on income	(14,060)	3,652		(10,408)
Taxes on income	(35)	-		(35)
Net loss	$(14,095)	$3,652		$(10,443)
Net loss attributable to noncontrolling interest	133	-		133
Net loss attributable to shareholders	$(13,962)	$3,652		$(10,310)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.63)	$0.17		$(0.46)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	22,331,068			22,331,068

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended September 30, 2009 Adjustments		Non-GAAP

Revenues
Sales	$8,734	-		$8,734
Licensing and transaction fees	674	-		674
Total revenues	9,408			9,408

Cost of Revenues
Cost of sales	5,649	(11	) (a)	5,638
Total cost of revenues	5,649	(11)		5,638

Gross profit	3,759	11		3,770

Operating Expenses
Research and development	2,146	(429	) (a)	1,717
Selling and marketing	2,748	(195	) (a)	2,553
General and administrative	3,349	(263	) (a)	3,086
Amortization of intangible assets	251	(251	) (b)	-
Total operating expenses	8,494	(1,138)		7,356

Operating loss	(4,735)	1,149		(3,586)
Financial expenses, net	(385)	-		(385)
Loss before taxes on income	(5,120)	1,149		(3,971)
Taxes on income	(77)	-		(77)
Net loss	$(5,197)	$1,149		$(4,048)
Net Income attributable to noncontrolling interest	(8)	-		(8)
Net loss attributable to shareholders	$(5,205)	$1,149		$(4,056)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.23)	$0.05		$(0.18)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	22,939,063			22,939,063

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Nine months ended September 30, 2008 Adjustments		Non-GAAP

Revenues
Sales	$29,265	-		$29,265
Licensing and transaction fees	1,884	-		1,884
Total revenues	31,149			31,149

Cost of Revenues
Cost of sales	19,093	(45	) (a)	19,048
Total cost of revenues	19,093	(45)		19,048

Gross profit	12,056	45		12,101

Operating Expenses
Research and development	8,909	(2,368	) (a)	6,541
Selling and marketing	8,086	(1,064	) (a)	7,022
General and administrative	10,559	(1,657	) (a)	8,902
Amortization of intangible assets	1,025	(1,025	) (b)	-
Total operating expenses	28,579	(6,114)		22,465

Operating loss	(16,523)	6,159		(10,364)
Financial expenses, net	(667)	-		(667)
Loss before taxes on income	(17,190)	6,159		(11,031)
Taxes on income	177	-		177
Equity in loss of affiliate	(342)	-		(342)
Net loss	$(17,355)	$6,159		$(11,196)
Net loss attributable to noncontrolling interest	-	-		-
Net loss attributable to shareholders	$(17,355)	$6,159		$(11,196)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.86)	$0.30		$(0.56)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	20,091,808			20,091,808

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
 UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended September 30, 2008 Adjustments		Non-GAAP

Revenues
Sales	$10,317	-		$10,317
Licensing and transaction fees	546	-		546
Total revenues	10,863			10,863

Cost of Revenues
Cost of sales	6,052	(15	) (a)	6,037
Total cost of revenues	6,052	(15)		6,037

Gross profit	4,811	15		4,826

Operating Expenses
Research and development	3,008	(633	) (a)	2,375
Selling and marketing	2,911	(139	) (a)	2,772
General and administrative	3,210	(432	) (a)	2,778
Amortization of intangible assets	367	(367	) (b)	-
Total operating expenses	9,496	(1,571)		7,925

Operating loss	(4,685)	1,586		(3,099)
Financial expenses, net	(101)	-		(101)
Loss before taxes on income	(4,786)	1,586		(3,200)
Taxes on income	55	-		55
Equity in loss of an affiliate	(92)	-		(92)
Net loss	$(4,823)	$1,586		$(3,237)
Net loss attributable to noncontrolling interest	-	-		-
Net loss attributable to shareholders	$(4,823)	$1,586		$(3,237)

Basic and diluted net loss per ordinary share	$(0.23)	$0.07		$(0.16)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	20,857,776			20,857,776

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization of intangible assets.

 ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30	December 31
	2009	2008
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$18,381	$27,196
Short-term investments	-	904
Trade receivables (net of allowance for doubtful accounts of $3,183 and $3,315 as of September 30, 2009 and December 31, 2008, respectively)	5,892	4,567
Other receivables and prepaid expenses	3,392	2,994
Inventories	13,041	12,343

Total current assets	40,706	48,004

Severance pay deposits fund	1,228	1,189

Investment in an affiliated company	-	-

Property, plant and equipment, net	20,082	18,613

Intangible assets, net	1,747	2,503

Total Assets	$63,763	$70,309

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30	December 31
	2009	2008
	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$6,247	$4,984
Trade payables	8,551	8,071
Other current liabilities	4,113	3,517
Total current liabilities	18,911	16,572

Long-Term Liabilities
Long-term loans, net of current maturities	2,865	1,762
Accrued severance pay	3,615	3,672
Deferred tax liability	140	202
Total long-term liabilities	6,620	5,636

Total Liabilities	25,531	22,208

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized – 50,000,000 shares as of September 30, 2009 and December 31, 2008; issued 23,066,829 and 21,534,788 shares as of September 30, 2009 and December 31, 2008, respectively; outstanding 23,066,829 and 21,495,409 shares as of September 30, 2009 and December 31, 2008, respectively	547	508
Additional paid-in capital	186,555	182,944
Accumulated other comprehensive income (loss)	500	(325)
Accumulated deficit	(149,403)	(135,441)
Shareholder’s equity	38,199	47,686
Noncontrolling interest	33	415

Total Equity	38,232	48,101

Total Liabilities and Shareholders’ Equity	$63,763	$70,309

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Nine months ended September 30
	2009	2008
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(14,095)	$(17,355)
Adjustments required to reconcile net loss to net cash used in operating activities:

Stock-based compensation related to options and shares issued to employees and others	2,886	5,134
Equity in loss of affiliate	-	342
Amortization of intangible assets	766	1,025
Depreciation	1,955	2,578
Accrued severance pay, net	(96)	366
Decrease in deferred tax liabilities	(62)	(183)
Decrease (increase) in trade receivables	(1,222)	878
Decrease (increase) in other receivables and prepaid expenses	(288)	240
Decrease (increase) in inventories	(367)	1,127
Increase (decrease) in trade payables	232	(2,420)
Increase (decrease) in other current liabilities	438	(631)
Other, net	(4)	17

Net cash used in operating activities	(9,857)	(8,882)

Cash flows from investing activities
Acquisition of a consolidated subsidiary, net of cash acquired	-	(565)
Proceeds from maturity of available -for sale securities and deposits	1,418	24,621
Purchase of available-for sale securities	(514)	(28,574)
Purchase of property and equipment	(2,693)	(1,176)
Other, net	19	21

Net cash used in investing activities	(1,770)	(5,673)

Cash flows from financing activities
Increase in short-term bank credit, net	1,148	333
Proceeds from long-term bank loans	1,437	-
Repayment of long-term bank loans	(388)	(389)
Proceeds from receipt on account of shares and exercise of options	510	768

Net cash provided by financing activities	2,707	712

Effect of exchange rate changes on cash	105	6

Decrease in cash and cash equivalents	(8,815)	(13,837)
Cash and cash equivalents at the beginning of the period	27,196	35,470

Cash and cash equivalents at the end of the period	$18,381	$21,633